Exhibit 99.1

Wins Finance Holdings Inc. Announces Transfer of Shares

BEIJING and NEW YORK, August 2, 2017 -- Wins Finance Holdings Inc. ("Wins Finance" or the "Company") (NASDAQ: WINS), a diversified investment and asset management company that provides integrated financing solutions to small and medium enterprises ("SMEs") in China, today announced that Spectacular Bid Limited, a wholly owned subsidiary of Freeman FinTech Corporation Limited (“Freeman”), a company listed on the Hong Kong Stock Exchange, has acquired approximately 67% of the Company’s outstanding shares from Appelo Ltd. and Wits Global Ltd., each an entity controlled by Mr. Wang Hong (collectively, the “Sellers”). As the Company previously disclosed would take place, at the closing, Haiming Guo, Guo Chen and Jingxiao Zhang resigned from the Board of Directors and Xiaofeng Zhong, Shihai Wang and Weiqi Chen were appointed to the Board of Directors.

As previously reported, on December 13, 2016, the Sellers entered into an agreement to transfer all of the ordinary shares of Wins Finance owned by them (an aggregate of 13,440,000 ordinary shares (approximately 67% of the Company’s outstanding ordinary shares)) to Freeman. In connection with the transaction, the Seller transferred certain rights in a registration rights agreement to Freeman.

About Wins Finance

Wins Finance is a diversified investment and asset management company listed on NASDAQ. The Company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of Wins’ established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. Wins Finance is well positioned to leverage its expertise and existing operations in China to build a comprehensive platform for the provision of lending and other financing solutions to the under-served small and medium enterprise segment. For more information, please visit www.winsholdings.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks are described in the Company’s Annual Report on Form 20-F for the year ended June 30, 2016 and in the Company’s other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Company Contacts:

Wins Finance Holdings Inc.
641 Lexington Ave, 29th FL
New York, NY 10022
Tel: 212-488-4974
E-mail: info@winsholdings.com

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